

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2026

Sardar Biglari
Chief Executive Officer
Biglari Holdings Inc.
19100 Ridgewood Parkway, Suite 1200
San Antonio, Texas 78259

> **Re: Biglari Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed January 16, 2026**
> **File No. 333-292783**

Dear Sardar Biglari:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eddie Kim at 202-551-8713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael R. Neidell, Esq.